

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2025

Elizabeth B. Higgins
Executive Vice President and Chief Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, GA 30084-5336

>   **Re: Oglethorpe Power Corporation**
>   **Registration Statement on Form S-4**
>   **Filed April 2, 2025**
>   **File No. 333-286342**

Dear Elizabeth B. Higgins:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Anuja Majmudar at 202-551-3844 with any questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation


cc:　Darryl Smith